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Exhibit 99.(a)(1)(P)

Dear TDC shareholder
We would like to buy your shares

        Nordic Telephone Company hereby reminds all shareholders of TDC A/S about our tender offer of DKK 382 in cash per share. Unless extended, the tender offer will expire on 12 January 2006 in the morning meaning that the practical deadline for acceptance to your bank is 11 January 2006.

Tender offer

        TDC's Board of Directors recommends that the shareholders accept our tender offer. The tender offer of DKK 382 in cash per share corresponds to a premium of:

  •
  39.3% relative to the price before the press speculations about TDC in mid-August 2005.

  •
  44.7% relative to the average TDC share price over the last three months before 17 August 2005.

        The terms and conditions of the tender offer appear from the offer document sent by TDC to all registered shareholders. Additional copies of the offer document and the acceptance form can be downloaded at Nordic Telephone Company's website, www.nordictelephone.dk, or ordered from Nordea Bank Danmark by e-mail at prospectus@nordea.com or by fax at +45 33 33 51 38.

Acceptance of the tender offer

        In order to accept the tender offer, you should fill in and submit the acceptance form to your bank or stockbroker in due time before closing of business of your bank on Wednesday 11 January 2006 as our tender offer will expire on 12 January 2006 at 06:01 am CET, unless extended.

        Queries should be directed to: Nordea Bank Danmark, tel. +45 33 33 50 92.

Nordic Telephone Company ApS

* * *

        NTC may extend the Offer Period one or more times in accordance with the applicable Danish laws and applicable U.S. laws, rules, regulations and interpretations of the SEC and the staff thereof applicable to the tender offer. Notification of any such extension will be announced by NTC through the Copenhagen Stock Exchange and by means of a press release through the Dow Jones news service and/or PR Newswire in accordance with applicable Danish laws and applicable U.S. laws, rules, regulations and interpretations of the SEC and the staff thereof.

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  Exhibit 99.(a)(1)(P)